

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2019

David Clark
Chief Financial Officer
Synchronoss Technologies, Inc.
200 Crossing Boulevard
8th Floor
Bridgewater, New Jersey 08807

   Re: Synchronoss Technologies, Inc.
     Forms 10-K and 10-K/A for the year ended December 31, 2017
     Filed July 2, 2018, and July 9, 2018, respectively
     File No. 000-52049

Dear Mr. Clark:

   We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Information Technologies
          and Services